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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2020

The Good Earth Organics, Inc.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-11255

Delaware	81-2344117
(State or other jurisdiction ofincorporation or organization)	(I.R.S. EmployerIdentification No.)

30088 Redwood Hwy Cave Junction, Oregon (Address of principal executive offices)	97523(Zip Code)

(541) 592-4855
Registrant’s telephone number, including area code

Common Stock, par value $0.0001 per share
Series A Preferred Stock, par value $0.0001 per share
(Title of each class of securities issued pursuant to Regulation A)

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-i-

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PART II.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 1-K (“Annual Report”) contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this Annual Report other than statements of historical facts, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

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a reduction in future sales of our products which will have an adverse effect on our profitability and ability to generate cash to fund our business plan;

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we expect our quarterly financial results to fluctuate;

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we rely on other companies to provide materials for our products;

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disruptions in availability or increases in the prices of raw materials or fuel could adversely affect our results of operations;

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if we fail to increase brand awareness, it may have an adverse effect on our results of operations;

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our future selling and marketing efforts may be costly and may not achieve desired results;

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our limited operating history makes it difficult for us to accurately forecast net sales and appropriately plan our expenses;

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we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations;

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we may lose access to the US banking system and capital markets based on our participation in an industry related to cannabis cultivation;

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we may not be able to obtain adequate supplies of raw materials from global suppliers due to fluctuations in weather, transportation, availability and government policies;

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we may not successfully develop new product lines and products or improve existing product lines and products or maintain our effectiveness in reaching consumers through rapidly evolving communication vehicles;

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competition, particularly from companies with greater financial and marketing resources than ours, may adversely affect our distribution relationships and may hinder development of our existing markets, as well as prevent us from expanding our markets;

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the forecasts of market growth included in this Annual Report may prove to be inaccurate, and, even if the markets in which we compete achieve the forecasted growth, we cannot make assurances our business will grow at similar rates, if at all.

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damage to our reputation or the reputation of our products or products we market on behalf of third parties could have an adverse effect on our business.

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we will need to grow the size of our organization and may experience difficulties in managing this growth.

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the Company’s expansion into new, unfamiliar markets presents increased risks that may prevent it from being profitable in these new markets.

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unforeseen expenses, difficulties, and delays encountered in connection with expansion through acquisitions could inhibit the Company’s growth and negatively impact its profitability.

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we have plans to sell certain of our products over the Internet through an online store and Amazon platform. If we are unable to effectively execute our e-commerce business, our reputation and operating results may be harmed.

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economic conditions could adversely affect our business.

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our success depends on our key personnel and our ability to hire, retain and motivate qualified product development, sales, marketing and finance personnel.

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we could face liability from our customers, suppliers or government.

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we may not be able to protect our intellectual property rights which may harm our business and results of operations.

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our operations may be impaired if our information technology systems fail to perform adequately or if we are the subject of a data breach or cyber-attack.

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litigation may adversely affect our operations and financial condition.

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we may not obtain insurance coverage to adequately cover risk exposures.

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climate change, adverse weather conditions and natural disasters may increase business costs, cause manufacturing delays or outages, and could materially and adversely affect our business.

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our amended and restated certificate of incorporation and bylaws limit the liability of, and provide indemnification for, our officers and directors.

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our amended and restated certificate of incorporation, as amended, provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

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our amended and restated certificate of incorporation, as amended, designates the federal district courts of the United States of America as the exclusive forum for disputes between us and our shareholders involving claims under the Securities Act, which, if enforced by the courts, will restrict our shareholders’ ability to choose the judicial forum for Securities Act disputes.

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there is uncertainty around the duration and breadth of the COVID-19 pandemic, and as a result the ultimate impact on our business, financial condition or operating rules cannot be reasonably estimated at this time.

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some of our suppliers are experiencing operational difficulties as a result of COVID-19, which in turn may have an adverse effect on our ability to provide products to our customers.

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our  products are marketed and may be purchased for use in new and emerging markets, including the cannabis market. Cannabis cultivation, possession, and use are currently illegal under federal law, and any change in the enforcement priorities of the federal government could render our current or planned future operations unprofitable.

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continued legislative authorization of cannabis at the state level cannot be assured, and a slowing or halting of progress in this area may have a negative impact on us.

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recent reports of vaping-associated lung injuries, some of which are believed to emanate from inorganic pesticides used to grow cannabis, may slow or halt legislative authorization of cannabis.

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laws and regulations affecting the recreational and medical sectors of the cannabis industry are constantly changing, which could detrimentally affect our current or proposed operations.

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there can be no assurance that our operations will not violate state or federal law.

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we and our customers operate in an evolving industry, which makes it difficult to accurately assess our future growth prospects.

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the cannabis industry faces strong political opposition from an assortment of interest groups.

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we may be subject to penny stock regulations and restrictions and investors may have difficulty selling shares of our common stock.

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upon dissolution of our Company, investors may not recoup all or any portion of their investment.

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if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

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failure to achieve and maintain internal controls in accordance with Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price.

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two of our shareholders currently own approximately 86% of our common stock on a fully diluted basis. As a result, they currently have voting power in all matters submitted to our stockholders for approval.

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we are required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. In the near future, we expect to become a public reporting Company under the Exchange Act and publicly report on an ongoing basis as an “emerging growth Company” under the reporting rules set forth under the Exchange Act. If we elect not to become a public reporting company and continue reporting under the requirements of Regulation A for Tier 2 issuers, our stockholders could receive less information than they might expect to receive from more mature public companies.

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the requirements of being a public Company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

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the preparation of our financial statements involves the use of estimates, judgments and assumptions, and our financial statements may be materially affected if such estimates, judgments or assumptions prove to be inaccurate.

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other risks and uncertainties, including those listed under “Risk Factors” of Part II our Offering Circular on Form 1-A qualified with Form 1-A filed with the Securities and Exchange Commission (the “ SEC”) on September 30, 2020.

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ITEM 1. BUSINESS

Company History

The Good Earth Organics, Inc. (“The Good Earth Organics,” the “Company,” “we,” “us”), a manufacturer of premium organic potting soils for cannabis and hemp growers, was formed in 2008 in southern Oregon. From its founding, the Company has served customers primarily located in northern California and southern Oregon, an area known as the Emerald Triangle. In 2016, Mr. Timothy J. Clark, our Co-Chairman, formed GEO Holdings LLC. GEO Holdings LLC was the 100% parent company of its sole operating subsidiary, The Good Earth Organics Supply LLC, which was also formed in 2016. In 2016, The Good Earth Organics Supply LLC acquired the assets and certain liabilities of The Good Earth Organics LLC. In 2018, GEO Holdings LLC converted to a Delaware corporation and changed its name to The Good Earth Organics, Inc.

The Company’s offering of shares of its common stock, par value $0.001 per share (“Common Stock”), and Series A Preferred Stock, par value $0.0001 per share (“Series A Preferred”), under Regulation A+ (the “Regulation A+ Offering”) was qualified by the SEC on September 30, 2020 (the “Qualification”). On April 29, 2021, the Company paused the Regulation A+ Offering until the date which this Annual Report on Form 1-K for the year ended December 31, 2020 is filed with the SEC. As of the date of this report, the Company has sold 641,857 shares under the Regulation A+ Offering, resulting in gross proceeds of $1,059,064. The Company intends to raise up to an additional $8,940,936 until the closing of the Regulation A+ Offering on July 23, 2021.

Recent Developments

COVID-19

On March 11, 2020, the World Health Organization declared a pandemic related to the rapidly spreading coronavirus (COVID-19) outbreak, which led to a global health emergency. The public-health impact of the outbreak adversely affected the global economy, resulting in an economic downturn. At this time, there is uncertainty relating to the potential long-term effect of the novel coronavirus on our business.

Paycheck Protection Program

On April 23, 2020, the Company borrowed $170,724 under the Paycheck Protection Program (the “PPP Loan”). On May 28, 2021, the Company was notified that the loan was forgiven by the Small Business Administration.

Our Business

The Good Earth Organics manufactures and distributes premium branded, organic potting soils and organic soil nutrients. Our organic potting soils are specialized living media enriched with a complex combination of minerals, micronutrients, microorganisms and decomposed organic matter. They are used by growers (i) to maximize the growth of plants and (ii) to ensure plants do not contain any inorganic compounds or chemicals such as those used in many commercially-marketed growing media. Organic soil nutrients represent complex blends of decomposed organic matter often mixed with native soil (i) to improve moisture retention, aeration, porosity, pH balance and/or disease suppressive qualities and (ii) to maximize the growth of plants. Our Company is focused on two types of customers: (i) commercial cannabis and hemp growers, and (ii) smaller craft growers, both of which value the consistency and high quality of our organic line of products formulated for maximizing plant yield, ensuring organic crops, and working in harmony with the environment. We are specifically focused on marketing our products to the growing cannabis and hemp markets, which are increasingly recognizing the necessity for certified organic growing practices to assure that no inorganic impurities and pesticides make their way into consumer cannabis and hemp products. Cannabis and hemp have been grown in southern Oregon for over 100 years. Accordingly, our employees have extensive experience in formulating organic growing products to allow our end users to achieve maximum yield while successfully growing a variety of flower types under an assortment of growing conditions.

We currently operate two production sites and two retail distribution centers, all located in southern Oregon. Historically, the majority of our customers have been located in Oregon and California. Our plan for growth includes (i) expanding the Company’s existing organic growing supply product line, (ii) distributing our organic potting soils and organic soil nutrients to garden center stores throughout the United States, (iii) developing a digital sales and marketing strategy involving an Amazon store and the Company website, and (iv) acquiring existing products from organic growers and distributing them under our brand.

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Our production facilities test, blend, package, and distribute a variety of proprietary, branded organic potting soils and organic soil nutrients formulated to maximize plant growth. Our proven product formulas have been developed over the Company’s 12 year history. We manufacture our products using globally-sourced organic ingredients and we utilize best practices to assure consistency and high quality. We also distribute and retail other growing-related supplies developed by third parties, such as organic liquid fertilizers and organic pest control products.

We serve a sophisticated customer base that includes commercial growers in the cannabis and hemp markets and smaller craft growers who focus on growing plant-based medicines, cannabis, herbs, and leafy green vegetables. Management believes that our products enable these growers to produce crops at higher yields with attractive cost-benefit economics, including larger, more valuable flower blooms with the assurance that their crop will be free from inorganic impurities and pesticides. Our products support each of the three primary cannabis growing methods: outdoor, indoor/greenhouse, and hydroponic. We also offer our products in a variety of sizes to support all scales of cannabis and hemp cultivation.

Our management and employees have significant experience developing, producing, and distributing our line of organic products. Many of the plants grown by our customers typically are tested to ensure their organic nature, and accordingly, all of our organic potting soils are certified for organic use by the Organic Materials Review Institute ("OMRI"). OMRI listed products are allowed for use in certified organic operations under the USDA National Organic Program. The OMRI listed seal assures the suitability of products for certified organic production, handling, and processing. We have also obtained Clean Green certification for our soil products. The Clean Green certification is the organic growing certification developed for cannabis cultivation.

We expect to achieve significant growth in revenue and earnings over the next few years, as our served market expands beyond the Emerald Triangle to emerging markets that include (i) states that have recently legalized the growing of cannabis for medical and/or recreational purposes, and (ii) growing zones where hemp is being grown for Cannabidiol ("CBD"). In addition, our future growth is likely to be derived from developing new products for growers, offering our products to online customers, developing new relationships with garden center stores, distributing our hemp-related organic soil nutrients to farm stores, and acquiring products with existing customer loyalty and marketing them under The Good Earth Organics brand.

Our Products

We produce three primary blends of premium organic potting soils that are used to grow cannabis plants. The premium organic potting soils we manufacture offer many advantages to growing in regular dirt, or native soil. These advantages include ensuring our products are free from chemicals, inorganic pesticides, and plant pathogens, which allow for subsequent, successful testing confirmation that a grower’s plants are free from inorganic contamination, and therefore approved by state authorities for human consumption. Furthermore, our line of premium organic potting soils is formulated to maximize plant growth as a result of its high mineral nutrient levels, high water-holding capacity, consistency, and optimized pH ranges attributes resulting from our formulas.

In manufacturing our premium organic potting soils, we begin with a substrate of coconut coir, peat moss, and perlite and/or pumice. This substrate is ideal for cannabis growing because (i) it allows for retention of water, (i) the plant does not expend energy pushing its roots through densely packed native soil and (iii) its organic nature minimizes a plant’s need to fight off pathogens commonly found in native soil. When combined with our blend of organic nutrients selected for their abilities to provide the essential balance of nitrogen, phosphorus and potassium, our organic potting soil provides a beneficial combination resulting in significant and healthy plant growth.

The Good Earth Organics has formulated a variety of premium organic potting soils and organic soil nutrients that optimize a plant’s growth at different phases of its development, including germination, vegetative growth, transition to flowering, flowering, and harvest. For seed starts or clones, our Cloud 9 organic potting soil product provides an inert medium that promotes strong root development. Once the roots are formed, the seedling is transplanted into our Zen Blend organic potting soil product, which provides an appropriate amount of organic nutrients that support the next stage of plant growth. Once the plant is well established, it is transplanted into our Gaia’s Gift organic potting soil which provides a boost of nitrogen and other nutrients to promote strong vegetative and stalk growth. Together, the Company’s offering of organic potting soils allows a grower to deliver the optimal organic nutrients necessary to produce a healthy, rich, and economically rewarding plant.

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As it grows, the plant will absorb the bulk of the nitrogen, potassium, phosphorous, and other specialized nutrients and minerals in our organic potting soils. The base medium will remain (and may stay intact for three to five more growing seasons) but new nitrogen, potassium and phosphorus nutrients and other essential minerals and nutrients will need to be added to the base medium in preparation for the next growing cycle. We provide an organic soil amendment specifically designed for this purpose that was introduced to the market in 2019. We have also developed new organic soil nutrients to support the unique growing requirements of the flowering and harvest stages of the plant’s development and management anticipates these will be launched in late 2020. All of the Company’s soil nutrients are formulated from organic and natural components and are specifically designed to work with the Company’s organic potting soils to provide excellent yields and meet all state testing requirements for product purity.

We have obtained organic certifications for the organic ingredients in our products, wherever possible. We believe that growing plants designated for healthy human consumption must be done in organic potting soil to ensure the resulting crop is free from hazardous compounds. First, we manufacture our premium organic potting soils systematically and consistently to assure the purity of our products. The consumers of cannabis and hemp produced by our customer growers will consume the products grown in our premium organic potting soils by eating, smoking or vaping them, so it is important that the potting soil be free of chemical, inorganic, and synthetic elements that could cause harm. Second, we believe organic potting soils can help plants resist pests and disease by providing the plants with nutrient and mineral rich elements formulated to enable plants to grow stronger and giving them added layers of natural protection from pests and disease. Third, we believe that organic potting soil helps retain water longer than other media which may result in less frequent watering, thereby saving growers time and money. Last, we believe our customers and growers greatly value that our products are environmentally friendly and support sustainability, as they are comprised of organic materials.

We offer our proprietary, premium potting soil products for bulk delivery and packaged distribution. All of our premium organic potting soil formulations have been field-tested for over a decade, and have developed a loyal following among growers in our current market of southern Oregon and northern California. We also offer one proprietary premium soil amendment that is used by growers of hemp and cannabis to increase crop yield. As part of our future growth strategy, we anticipate acquiring existing organic products to expand our product line into additional product offerings that are used by growers of cannabis and hemp. We believe that product line acquisitions will allow us to leverage our brand and to provide a larger suite of organic growing products.

Our two retail distribution centers also offer products made by third parties that are required for cannabis and hemp growing, both indoors (greenhouse and hydroponically) and outdoors. We are developing additional proprietary premium organic potting soil blends that will offer a variety of performance characteristics as well as new formulations of premium organic soil nutrients, all of which will be focused on helping growers achieve different results depending on the plants being grown, the growing media used, and the growers’ climate.

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The Industry

Management believes that the success of the Company is directly tied to the growth of the cannabis sector. As such, management has evaluated the market potential for its products in part by reviewing reports and articles created by third-parties. These reports and articles were not commissioned by the company, and none are incorporated by reference.

According to management’s understanding of a report by New Frontier, U.S. cannabis retail sales are anticipated to increase from $10.3 billion in 2018 to $29.7 billion by 2025. Recreational cannabis is now fully legal in 11 states and the District of Columbia. Medical cannabis is now legal in 33 states and the District of Columbia. The market for cannabis grown for legal sale is strictly regulated, and accordingly, requires potting soils and soil nutrients that are free from chemicals that could harm consumers who will be eating, smoking or vaping products that contain cannabis.

Source: New Frontier as of September 8, 2019.

We have relied on the projections provided by New Frontier in forming our opinions about the future of the cannabis market. We did not independently verify this information or make our own market projections.

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Source: Company estimates as of 2020.

Our Supply Chain and Customer Base

Our premium organic potting soils and organic soil nutrients include ingredients that are purchased worldwide directly from suppliers and from distributors. All of the materials used in our manufactured products are organic and natural, as required by OMRI, which has certified the integrity of our manufactured products as compliant with its organic standards. Our existing and potential customers include growers of cannabis, hemp, leafy green vegetables and medicinal herbs, as well as online retailers and retailers operating in the garden supply and farm center sectors that serve end users of our products.

Competition

We believe that competition in our sector is largely based on brand name recognition of the manufacturer, the quality of product, the ability of the manufacturer to make its products in a consistent method, whether the products are organic, the price of the products, and the sustainability practices of the manufacturer. We believe our primary competition includes, but is not limited to, national, regional and local producers of branded growing materials as well as producers providing non-branded growing materials in bulk. Some of our competitors offer products that are certified organic, like our products. Our competitors include the following:

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Fox Farm Soil & Fertilizer Company, a private maker of natural potting soils and soil nutrients based in Arcata, California and possessing a national distribution network to retailers of growing supplies, offers a broad product line and is a well-known brand to growers.

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Miracle-Gro and Black Magic are two lines of potting soils and assorted growing supplies offered by The Scotts Miracle-Gro Company, a publicly-traded company based in Marysville, Ohio that generated revenue of $3.16 billion in fiscal year 2019 and offers a wide variety of lawn care products, gardening and landscape products, hydroponic products, and is the exclusive national distributor of Roundup herbicide. It distributes bagged soils and other supplies to retailers and garden centers nationwide.

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Sungro Horticulture, with U.S. headquarters in Agwam, Massachusetts, produces a number of retail organic potting soils under the brand name Black Gold, as well as a line of propagation mixes for the professional grower under the brand name Sungro. The Company is owned by a private Canadian company, IKO Industries, which also engages in the manufacture and supply of roofing products.

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Royal Gold is a producer of organic potting soils and soil nutrients, and is based in Arcata, California. It distributes its products both in bagged form to retailers nationwide as well as in bulk sizes of 1-yard and 2-yard bulk totes and loose by the yard.

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In addition, there are many smaller, regional makers of potting soil that distribute their products locally both under brand names as well as for private label. Most of these competitors are single-site, poorly-capitalized and are associated with complementary service or product offerings such as landscaping materials and custom blending. Some of these operations operate seasonally only. Their served geographic area is typically local or regional, yet less-than-truckload logistics offer regional operations the ability to distribute beyond their immediate geographic market.

Our Competitive Advantage

We believe that the following characteristics of our product lines provide us with a competitive advantage:

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Brand. Our premium organic potting soils and organic soil nutrients have been relied upon by thousands of cannabis and hemp growers in northern California and southern Oregon for over ten years, proving the efficacy of our formulations and reinforcing our brand as a producer of consistent and high quality organic growing media;

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Experience. Our management team is experienced at successfully introducing field-tested organic products to growers of hemp and cannabis, a customer base that demands growing products that are (i) high quality, (ii) consistently blended, and (iii) free from contamination and inorganic additives, pesticides and herbicides.

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Sourcing. We have established a network of premium, global suppliers for high-quality, organic raw materials, enabling our premium organic potting soils to achieve OMRI certification.

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Customer Base. Our organic products are used by both craft gardeners who buy bagged potting soil products for personal use and large-scale growers who buy our products in bulk for commercial cannabis and hemp production.

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Service. We provide best in class customer service and continuously analyze and adapt to market and customer needs. We have identified the need to service larger cultivation operations and have implemented a Big Buyers’ Club program providing a discount to those customers who make bulk purchases (purchases of $100,000 or more). We also provide our customers with support in the areas of business development and advice on maximizing growing yields within an organic framework.

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Our Growth Strategy

We are establishing a distribution network that will increase the size of the geographic market the Company currently serves. This network will allow large and small growers of cannabis and hemp to purchase our products from retailers, garden centers, and farm supply stores. We are currently registered to transact with resellers in 15 states, including, California, Colorado, Oklahoma, Oregon, and Washington. We also sell directly to consumers in all 50 states via our website www.goodearthorganics.com and on Amazon.

In addition, we are developing new packaging for our products that will broaden the package size options and appearance of our products designated for the consumer and craft grower market. We are evaluating the opportunity to establish a production and packaging facility in Oklahoma. We are researching and field-testing new products for the burgeoning hemp growing market, which offers potentially higher market growth than that of cannabis. We are developing online distribution options for consumer and craft growers seeking smaller sized packages of our organic products. We also plan to acquire existing organic growing products that will expand our own product line and leverage our brand name.

Marketing

The Company’s marketing plan includes a broad range of advertising and promotional media as well as exhibiting our product line at select conferences and tradeshows directed toward growers of cannabis and hemp and retailers of growing supplies for those growers. The Good Earth Organics utilizes regional billboards, radio advertisements, print advertisements, bus advertisements, brochures, online advertisements, social media, and our website as media for reaching targeted customers. In addition, a combination of management attendance at regional and national tradeshows and exhibiting our booth at select tradeshows improves the Company’s visibility, brand and relationships with customers. We make outbound contact with retailers and distributors that operate in the cannabis and hemp supply sectors, and we directly contact the larger growers in our served market.

Our Intellectual Property

We currently have the following four trademarks filed with the United States Patent and Trademark Office:

Title	Registration No.	Registration Date	Status
The Good Earth Organics	4,357,411	6/25/2013	Issued Trademark
Cloud Nine	4,437,485	11/19/2013	Issued Trademark
Gaia's Gift	4,437,484	11/19/2013	Issued Trademark
ZenBlend	4,346,812	6/4/2013	Issued Trademark

We also own the URLs www.thegoodearthorganics.com and www.goodearthorganics.com.

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Employees and Contractors

As of December 31, 2020, we had 21 full-time employees . We typically hire up to an additional ten full-time and part-time employees during the second and third quarters of the year, traditionally the Company’s busiest period. Our Chief Executive Officer is located in New York and all other employees are located in Oregon.  In addition, we use an assortment of consultants and outside professionals for marketing, legal, accounting and administrative support.

Government Regulation

Cannabis Related Regulation

We do not grow, handle, process or sell cannabis or cannabis-derived products, nor do we ever possess any such material or process any transactions related to the sale of same. We provide only premium branded organic potting soils and organic soil nutrients to our customer base, which includes commercial growers in the cannabis and hemp markets. We do not receive any commissions from sales by our customers and our revenue generation is not based on the sales of cannabis product by our customers. Marijuana is a Schedule-I controlled substance and is illegal under federal law. Even in those states in which the use of marijuana has been legalized, its use remains a violation of federal laws.

A Schedule I controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. The Department of Justice defines Schedule 1 controlled substances as “the most dangerous drugs of all the drug schedules with potentially severe psychological or physical dependence.”

There are currently 36 states and the District of Columbia allow their citizens to use medical marijuana. The District of Columbia and 15 states -- Alaska, California, Colorado, Illinois, Maine, Massachusetts, Michigan, Montana, Nevada, New Jersey, New Mexico, Oregon, South Dakota, Vermont, and Washington -- have adopted the most expansive laws legalizing marijuana for recreational use. Most recently, Illinois became the second most populous state to legalize recreational cannabis and Michigan voters approved a ballot measure permitting adults age 21 and over to purchase and possess recreational-use marijuana.

The state laws are in conflict with the Federal Controlled Substances Act, which makes marijuana use and possession illegal on a national level. If the federal government decides to enforce the Controlled Substances Act with respect to marijuana, persons that are charged with distributing, possessing with intent to distribute, or growing marijuana could be subject to fines and imprisonment, the maximum being life imprisonment and a $50 million fine. Any such change in the federal government’s enforcement of current federal laws will cause significant financial damage to us. While we do not intend to harvest, distribute or sell cannabis, we may be irreparably harmed by a change in enforcement by the federal or state governments.

Previously, the Obama administration took the position that it was not an efficient use of resources to direct federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical marijuana. The Trump administration revised this policy by directing the Attorney General to vacate the Cole Memorandum in favor of deferral of any enforcement of federal regulation to the individual states Department of Justice/US Attorney. This remains unchanged under the Biden Administration. However, certain other protections remained in place via budgetary element embedment (Rohrabacher-Farr amendment now referred to as the Rohrabacher-Blumenauer Amendment), which limits funding of any enforcement of anti-cannabis legislation. The U.S. House of Representatives passed an amendment July 30, 2020 that protects state-legal cannabis businesses from federal intervention; this is now known as the Blumenauer-McClintock-Norton-Lee amendment, which extends these protections to state-licensed adult-use cannabis businesses.

The Department of Justice has stated that it will continue to enforce the Controlled Substance Act with respect to marijuana to prevent:

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the distribution of marijuana to minors;

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criminal enterprises, gangs and cartels receiving revenue from the sale of marijuana;

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the diversion of marijuana from states where it is legal under state law to other states;

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state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

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violence and the use of firearms in the cultivation and distribution of marijuana;

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driving while impaired and the exacerbation of other adverse public health consequences associated with marijuana use;

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the growing of marijuana on public lands; and

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marijuana possession or use on federal property.

Since the use of marijuana is illegal under federal law, federally chartered banks will not accept for deposit funds from businesses involved with marijuana. Consequently, businesses involved in the marijuana industry often have trouble finding a bank willing to accept their business. The inability to open bank accounts may make it difficult for some of our customers to operate. There does appears to be recent movement to allow state-chartered banks and credit unions to provide banking to the industry, but as of the date of this report there are only nominal entities that have been formed that offer these services.

For a comprehensive and up to date perspective on this process and current states and territories cannabis laws please refer to the following link: http://www.mpp.org/states.

Laws and regulations affecting the medical marijuana industry are constantly changing, which could detrimentally affect us. It is possible that regulations may be enacted in the future that will be directly applicable to our business.

Agricultural and Consumer Regulation

Regardless of the role of cannabis related regulation, our business is subject to regulation from governmental agencies at the state and federal level. These government agencies regulate the means we may advertise and promote our products, the composition of our products, and the way in which we produce our products.

We believe we are in compliance with all material government regulations which apply to our products and operations. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on its business.

Legal Proceedings

We know of no existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

Corporate Information

Our principal executive offices are located at 30088 Redwood Highway, Cave Junction, Oregon 97523 and our telephone number is (541) 592-4855. We maintain a website at www.thegoodearthorganics.com and at www.goodearthorganics.com. Information available on our websites is not incorporated by reference in and is not deemed a part of this Annual Report.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this report.

Overview

The Company manufactures, distributes and sells premium, organic potting soils and organic soil nutrients under its brand name The Good Earth Organics. We purchase our organic raw materials both domestically and from foreign sources, including those in India, Peru, Indonesia, Malaysia, and Canada. We sell the majority of our products to cannabis and hemp growers from our two retail distribution centers in southern Oregon and we also sell our products from our own website and from Amazon.com. In addition to our own manufactured products, the Company sells an assortment of third-party products that complement our product line.

Recent Developments

COVID-19

On March 11, 2020, the World Health Organization declared a pandemic related to the rapidly spreading coronavirus (COVID-19) outbreak, which led to a global health emergency. The public-health impact of the outbreak adversely affected the global economy, resulting in an economic downturn. At this time, there is uncertainty relating to the potential long-term effect of the novel coronavirus on our business.

Paycheck Protection Program

On April 23, 2020, the Company borrowed $170,724 under the Paycheck Protection Program (the “PPP Loan”). On May 28, 2021, the Company was notified that the loan was forgiven by the Small Business Administration.

Results of Operations

Year Ended December 31, 2020 compared to Year ended December 31, 2019

The Company’s net sales for the fiscal year ended December 31, 2020 were $4,451,730, an increase of $1,363,474 or 44%, from net sales of $3,088,256 in 2019. This change is attributable to a significant increase in demand for the Company’s products across its customer base. The cost of goods sold was $3,263,514 in 2020, resulting in a gross profit of $1,188,216, and a gross margin of 27%. This compares to the cost of goods sold totaling $2,137,125, gross profit of $951,131, and a gross margin of 31% in 2019. Although the Company raised the selling prices for its organic potting soils and soil amendments in 2020, the costs of raw materials increased by more than the offsetting price increases. A portion of the increase in the cost of goods sold was attributed to the global increase in international cargo shipping rates for the importation of certain raw materials.

The Company’s operating expenses consist of payroll and related costs, advertising and promotion, professional fees, rent expense, general and administrative expenses, stock-based compensation, and depreciation and amortization costs. Operating expenses in 2020 were $2,252,301compared to $1,975,601 in 2019, an increase of $276,700 or 14%, resulting primarily from higher advertising and promotion costs in fiscal year in 2020.

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Payroll and related costs increased from $482,957 in 2019 to $575,624 in 2020, an increase of 19%, due to an increase in headcount fiscal. Our payroll and related costs increased due to the hiring of additional experienced, senior managers who will oversee the expansion of our product distribution into new geographic markets.

General and administrative expenses increased by 55% from $796,119 in 2019 to $1,231,343 in 2020, which includes advertising and promotion, professional fees, rent and other general and administrative expenses but excludes stock-based compensation, as indirect expenses such as e-commerce and information technology support increased.

We anticipate that our general and administrative expenses will increase as we expand geographically and hire additional experienced, senior management. In order to execute on our plan to expand the geographic distribution of our products, we may lease new locations for the manufacture of organic potting soil and organic soil nutrients. In addition, we plan to hire employees experienced in logistics and distribution as well as those experienced in sales.

Other expenses, consisting primarily of interest expense, decreased from $96,757 in 2019 to $65,118 in 2020, a decrease of 33%, as the Company incurred interest expense on less outstanding indebtedness and benefited from forgiveness of debt of $43,943 in 2020.

As a result of the foregoing factors, the Company’s net loss was $1,054,454 in 2020 as compared to $1,121,227 in 2019, a decrease of $66,773 or 6%.

Liquidity and Capital Resources

As of December 31, 2020, the Company’s cash and equivalents was $380,212. Beginning in 2017, the Company has incurred net losses as a result of its expansion efforts and is still a “development stage company.” The Company’s total cumulative losses from January 1, 2018, through December 31, 2020, equaled $2,770,629.

In accordance with ASU No. 2014-15 Presentation of Financial Statements – Going Concern (subtopic 205-40), our management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the audited financial statements are issued. We have incurred substantial losses since our inception, and we expect to continue to incur operating losses in the near term. We expect that we will need to raise additional capital to meet anticipated cash requirements for the 12 months following the filing date of this Form 1-K. In addition, we regularly consider fundraising opportunities and will determine the timing, nature and number of financings based upon various factors, including market conditions and our operating plans. As we have done historically, we may again in the future elect to finance operations by selling equity or debt securities or borrowing money. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common and preferred stock. If additional funding is required, we cannot assure you that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce or defer costs, including executive salaries. Doing so will likely have an unfavorable effect on our ability to execute our business plan, and have an adverse effect on our business, results of operations and future prospects.

In 2019 and 2020, the Company issued additional shares of the Series A Preferred for total proceeds of $460,000. The Series A Preferred accrues a dividend at an annual rate of 4.0%.

The Company converted 940,000 outstanding shares of Series A Preferred in accordance with terms of the underlying Certificate of Designation. The conversion resulted in the issuance of 940,000 shares of the Company’s common stock. In addition, the Company issued 65,796 shares of common stock as payment-in-kind for dividends that were accrued to shareholders of Series A Preferred.

Indebtedness

 The Company entered into several secured promissory notes related to purchases of various equipment, with an aggregate original principal of $627,816. The note obligations are payable generally from a minimum of 36 to 60 monthly installments with interest ranging from 2.7% to 8% per annum. In addition, the Company has other notes outstanding, including a line of credit, as well as a convertible note. As of December 31, 2020, and December 31, 2019, the aggregate principal balance outstanding was $127,395 and $249,224, respectively.

In accordance with a change of control transaction, on July 12, 2016, the Company executed an acquisition note totaling $853,000 which is payable over six years. The acquisition note is subject to a subordination agreement to the Wells Fargo Bank. As of December 31, 2020, and December 31, 2019, the aggregate principal balance outstanding on this note was $399,039 and $531,537, respectively.

On July 12, 2016, the Company entered into two secured note agreements with Wells Fargo Bank. The aggregate principal amount of the original note agreements totaled $1,015,000, including a line of credit with maximum availability of $350,000 and a term loan with an initial balance of $685,000. The line of credit includes an interest of 7.5% with a maturity date of November 9, 2020. The term loan is payable in 118 monthly installments of $7,396. As of December 31, 2020, and December 31, 2019, the aggregate principal balances outstanding on the term loan were $426,342 and $491,488, respectively, and on balances on the line of credit were $250,000 and $200,000, respectively.

On November 6, 2020, the Company renewed its note agreement for a line of credit with Wells Fargo Bank and extended its maturity for a period of twelve months.

On April 23, 2020, the Company borrowed $170,724 under the Paycheck Protection Program (the “PPP Loan”). On May 28, 2021, the Company was notified that the loan was forgiven by the Small Business Administration.

On August 27, 2020, U.S. Small Business Administration authorized a loan in the amount of $150,000 upon condition that installment payments, including principal and interest of $731.00 monthly, will begin12 months from the date of the promissory note. The balance of principal and interest will be payable 30 years from the date of the promissory note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds advanced from the date of each advance.

On December 1, 2020, the Company entered into seven (7) note agreements with The Tolleson Family Trust, Henry Spiller, John Sheets, Andrew Dragoumis, Roger Olson, Tim Brien, and Timothy Clark. The aggregate principal of all the notes totals $525,000. The interest rate on these notes is eighteen percent (18%) per annum for the first six months and increases each month thereafter by 25 basis points (0.25%) until the Maturity Date of December 1, 2021. All principal and interest will be paid on or before the Maturity Date.

The Company currently has no material commitments for capital expenditures. The Company maintains inventory used in the normal course of business and had $897,303 of inventory on hand as of December 31, 2020.

Trend Information

The Company has several initiatives underway to increase gross margins and improve operating margins, as follows:

Bulk Purchases – The Company can purchase some of its raw materials used in the manufacture of organic potting soil in bulk, including container-sized purchases, to decrease its cost of goods sold. With a portion of the net proceeds from the Regulation A+ Offering, the Company intends to continue to expand gross margin through further purchasing raw materials in bulk.

Consumer Sized Products – The Company is developing new packaging for its organic potting soil that will allow customers to purchase smaller-sized quantities. The Company has begun to distribute these products with a digital strategy for online ordering as well as through a marketing channel focused on distributors of garden center products. Many of the smaller-sized products have a larger gross margin than bulk sales of the Company’s organic potting soils. Management intends to increase sales of these smaller-sized products over time, increasing the overall gross margin for the Company.

Manufacturing Economies – Management believes the Company has an opportunity to scale its production of organic potting soil without further material investment in property, plant and equipment at our current facilities. The Company’s two manufacturing sites provide the Company with the ability to manufacture significantly more organic potting soil with minimal additional administrative or manufacturing-related operating expense. Management will explore contract manufacturing and/or investing in new manufacturing equipment and facilities to increase capacity further and to reduce the cost of our products by decreasing outbound freight costs.

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Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●
not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●
taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●
being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●
being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non- affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to continue to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

ITEM 3. DIRECTORS AND OFFICERS

The following table sets forth the name and position of each of our current executive officers, directors and significant employees as of the date of this Annual Report:

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Anthony Luciano	Chief Executive Officer and Director	54	From December 2020	FT
Travis Parker	Chief Financial Officer	63	From June 2020	FT
Trevor Nelson	Chief Operations Officer	40	From July 2016	FT
Scott Morrison	Director of Investor Relations	57	From January 2019	10 hours
Elizabeth Wald	Chief Strategy and Digital Officer, Director	54	From June 2020	FT

Directors:
Timothy J. Clark	Co-Chairman, Director	56	From July 2016
Timothy R. Brien	Co-Chairman, Director	53	From March 2018

Roy Leon	Director	72	From June 2020

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Anthony Luciano, Chief Executive Officer and Director

Mr. Luciano has served as our Chief Executive Officer and as a director since December 2020. Mr. Luciano served as General Manager of the Mobile Consumer Electronic Accessories division of Corning, Inc. from 2017 to 2020, as Senior Vice President at Reliance Vitamin from 2015 to 2017, as Vice President at Pfizer Consumer Healthcare from 2014 to 2015 and, earlier in his career, as an executive at Unilever and Proctor & Gamble. Mr. Luciano earned a BS from Trinity College and an MBA from Harvard Business School.

Travis Parker, Chief Financial Officer

Mr. Parker has served as our Chief Financial Officer since June 2020. He previously worked for Masterbrand Cabinets from October 2017 to May 2020, and for Cascade Steel Rolling Mill from July 2012 to October 2017, in various accounting and financial analysis management roles. Mr. Parker earned a BS in Business and Economics from Western Oregon University.

Trevor Nelson, Chief Operations Officer

Mr. Nelson has served as our Chief Operations Officer since July 2016 and prior to this position he worked for the Company in operations starting in March 2014. Prior to joining the Company, he worked in various management and operations positions at Valley Timber Resource since 2004.

Scott Morrison, Director of Investor Relations

Mr. Morrison has spent over 25 years working with institutional and private investors including research sales roles at several major Wall Street Firms including Salomon Brothers, Schroder Wertheim and Credit Suisse.  He has founded and managed several successful independent research firms, and a private placement broker dealer. Mr. Morrison earned a BA from Wake Forest University and an MBA from the Goizueta School of Business at Emory University.

Elizabeth Wald, Chief Strategy and Digital and Director

Ms. Wald has served as our Chief Strategy and Digital Officer since December 2020, as a Director since June 2020, and served as our Chief Executive Officer from June 2020 to December 2020. She served as the Chief Operating Officer for Bonaverde Coffee from 2017 to 2018. Since 2018, Ms. Wald has been serving as Advisor / Chief Operation Officer, Ecosystem Development at HighVibe.Network, which is a decentralized personal development and wellness ecosystem designed to integrate immersive experiences and multidimensional learning. Ms. Wald previously worked in senior management roles for Piece & Co. in 2016 as a Chief Operating Officer, Indigogo, Inc. from 2013 to 2015, most recently as its Vice President of Technology and Design, and for Etsy, Inc. from 2009 to 2012 as its Director, Marketplace Development. Ms. Wald earned a BA from Harvard University and an MBA from the J.L. Kellogg School of Management, Northwestern University.

Timothy R. Brien, Co-Chairman and Director

Mr. Brien has served as our Co-Chairman and Director since March 2018. Since 2001 Mr. Brien has served as an independent private equity sponsor and he is the owner of businesses operating in a variety of industries. He has invested in growing private companies since 1989. Mr. Brien is also a director of several private companies. Mr. Brien earned a BA from Stanford University and an MBA from Harvard Business School.

Timothy J. Clark, Co-Chairman and Director

Mr. Clark has served as our Co-Chairman since March 2018 and previously served as our Chairman from July 2016 through March 2018. Since 2004, Mr. Clark has served as an independent private equity sponsor and he is the owner of businesses operating in a variety of industries. Mr. Clark is also a director of several private companies. Mr. Clark earned a BA from Bucknell University and an MBA from Harvard Business School.

Roy Leon, Director

Mr. Leon founded The Good Earth Organics LLC, a predecessor to the Company, in 2008. He served as its sole owner and general manager until its sale in 2016. He is responsible for researching, developing and branding the Company’s primary potting soil and soil nutrient products. Previously, he worked as a chemist for Applied Biosystems and Thermo Fisher Scientific. Mr. Leon earned a BS in Chemistry from the University of Montana.

Directors are elected until their successors are duly elected and qualified. There are no family relationships between any director, executive officer, or any significant employee.

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To the best of our knowledge, none of our directors or executive officers has, during the past five years:

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been convicted in a criminal proceeding (excluding traffic violations and other minor offenses); or

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had any petition under the federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Compensation Agreement

Under our management agreement with Cliffside Capital LLC and ESCP Management LLC (collectively, the “Management Entities”), which are owned by our Co-Chairmen Timothy R. Brien and Timothy J. Clark, the Company began paying a management fee to the Management Entities, equal to 0.75% of revenue each quarter to each entity, beginning on July 1, 2019. The Company also reimburses all expenses of the Co-Chairmen related to their performance of their services under the management agreement. Under the terms of this management agreement, the Company paid the Management Entities $$66,776 for the year ended December 31, 2020, and $14,339 for the year ended December 31, 2019, with the Management Entities choosing to accrue this fee. The agreement shall be renewed automatically for additional one-year terms.

Pursuant to a compensation agreement (“Agreement”) entered into by and between the Company and Mr. Luciano on December 15, 2020, Mr. Luciano receives a base salary of $160,000 per year, which may vary based on the success of the Company’s financing efforts, and other customary employee benefits. In addition, Mr. Luciano will have the ability to earn additional option grants from the Company with an exercise price of $1.65. The agreement provides that the Company shall have the right to terminate Employee without Cause and with pay only to the date of such termination plus a prorated bonus for time worked and payment of the health insurance for the month in which the Employee is terminated. Upon any termination for Cause, Mr. Luciano shall be entitled to salary through the date of termination and reimbursement of business expenses incurred prior to termination plus payment of the health insurance for the month in which he is terminated. All other salary or other payment obligations hereunder shall terminate, and all stock options shall be forfeited.

Compensation of Directors and Executive Officers
The following table summarizes the compensation of the three highest paid persons who were our executive officers during the year ended December 31, 2020 (our “named executive officers”):

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)

Anthony Luciano	Chief Executive Officer	$160,000	$0	$160,000
Trevor Nelson	Chief Operations Officer	$78,184	$0	$78,184
Elizabeth Wald	Chief Strategy & Digital Officer, Director	$122,000	$0	$122,000

Other than cash compensation, reimbursement of health benefits and stock options, no other compensation was provided.

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ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of our Common Stock as of December 31, 2020 held by:

(i)
each of our executive officers and directors who beneficially own more than 10% of our voting stock;

(ii)
by all of our executive officers and directors as a group; and

(iii)
by each person who is known by us to beneficially own more than 10% of each class of our voting stock.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company at 30088 Redwood Hwy, Cave Junction, OR 97523.

Beneficial Ownership of Common Stock
Name and Address of Beneficial Owner	Beneficial Ownership of Common Stock(1)	Percent of class (2)(3)
Timothy R. Brien	6,000,000	43.63%
Timothy J. Clark	6,000,000	43.63%
Anthony Luciano	-	-
Travis Parker	-	-
Trevor Nelson	5,000	0.04%
Scott Morrison	114,091	0.83%
Elizabeth Wald	-	-
	-	-
All directors and executive officers as a group (7)	12,119,091	88.13%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)	Based on 13,752,367 shares of our common stock outstanding as of December 31, 2020.

(3)	Percentage of class represents total ownership with respect to all shares of our common stock on an as-converted to common stock basis.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2018 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under the section titled “Compensation of Directors and Executive Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On April 19, 2017, we entered into a 10-year lease agreement with Murphy RE Holding LLC, a limited liability Company owned by Timothy J. Clark, our Co-Chairman, for a commercial property located at 6891 Williams Highway, Grants Pass, OR 97527. The initial lease rate was for $4,000 per month and the monthly lease payment shall increase each year by 5%. The current lease rate is $4,630 per month. This site serves as a retail distribution center and is used for the storage of inventory. Under the terms of this lease agreement, the Company paid $45,190.59 and $52,080 for the years ending December 31, 2020 and 2019, respectively.

On October 1, 2018, we entered into a management agreement with Cliffside Capital LLC and ESCP Management LLC (collectively, the “Management Entities”) owned by our Co-Chairmen Timothy R. Brien and Timothy J. Clark (the “Co-Chairmen”), respectively, providing for business and financial services to the Company, including organizational strategy, management and financial services, investment management and investment banking services, with initial payment to commence July 1, 2019. Beginning July 1, 2019, the Company will pay the Management Entities a management fee equal to 1.5% of revenue each quarter, in addition to reimbursement of all expenses related to their performance of these services. Under the terms of this management agreement, the Company paid the Management Entities $66,776 and $14,339 for the years ended December 31, 2020 and 2019, respectively, with the Management Entities choosing to accrue this fee. The agreement shall be renewed automatically for additional one-year terms.

Additionally, the Co-Chairmen provide personal guarantees for some of the Company’s debt, including guarantees made to a number of the Company’s suppliers of raw materials.

ITEM 6. OTHER INFORMATION

None.

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ITEM 7. FINANCIAL STATEMENTS

THE GOOD EARTH ORGANICS, INC.

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INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Management of The Good Earth Organics, Inc.

We have audited the accompanying consolidated financial statements of The Good Earth Organics, Inc. (the Company), which comprise the consolidated balance sheets as of December 31, 2020 and the related consolidated statements of operations, change in equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

The consolidated financial statements of The Good Earth Organics, Inc. (the Company), which comprise the consolidated balance sheets as of December 31, 2019 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year then ended, and the related notes to the consolidated financial statements were audited by another auditor. An unqualified opinion was expressed in the report dated June 26, 2020 on those statements. The report included an emphasis of matter regarding going concern.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has Company has a limited operating history, a reliance on financing for operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about The Good Earth Organics, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Good Earth Organics, Inc. as of December 31, 2020 and the related consolidated statements of operations and members' equity and cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.
Spokane, Washington June 14, 2021

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The Good Earth Organics, Inc.
Consolidated Balance Sheets
As of December 31, 2020 and 2019

	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$380,212	$459,160
Accounts receivable, net	1,091	-
Inventory	897,303	851,115
Other current assets	242,405	23,623
Total current assets	1,521,011	1,333,898

Property and equipment, net	513,852	744,988
Goodwill	972,819	972,819
Non-compete agreement, net	1,200	2,000

Total assets	$3,008,882	$3,053,705

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable, including $134,032 and $128,795 to related parties as of 2020 and 2019, respectively	$293,114	$322,205
Accrued expenses	120,389	61,670
Capital lease obligation	10,256	10,969
Customer deposits	67,124	69,655
Deferred Rent Liability	49,562	-
Deferred Revenue	30,830	-
Acquisition note payable, current portion	125,128	120,222
Line of credit	250,000	200,000
Convertible note	-	270,000
Notes payable, current portion	777,279	187,304
Total current liabilities	1,723,682	1,242,025

Capital lease obligation	11,032	21,239
Acquisition note payable, long-term	265,434	398,192
Notes payable, net	622,082	553,408
Total long term liabilities	898,548	972,839
Total liabilities	2,622,230	2,214,864

COMMITMENTS AND CONTINGENCIES (See Note 8)

Equity:
Series Seed Convertible Preferred Stock, 1,250,000 shares authorized, $0.0001 par value; 0 and 795,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively;	-	80
Common Stock, 15,000,000 shares authorized, $0.0001 par value 13,752,367 and 12,368,500 shares issued and outstanding as of December 31, 2020 and 2019, respectively;	1,375	1,237
Additional paid in capital	3,155,906	2,491,100
Accumulated deficit	(2,770,629)	(1,653,576)
Total equity	386,652	838,841

Total liabilities and equity	$3,008,882	$3,053,705

(The accompanying notes are an integral part of these consolidated financial statements.)

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The Good Earth Organics, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2020 and 2019

	2020	2019
Revenue, net	$4,451,730	$3,088,256
Cost of goods sold	3,263,514	2,137,125
Gross profit	1,188,216	951,131

Operating costs:
Payroll and related costs	575,624	482,957
Advertising and Promotion	291,893	138,115
Professional Fees	605,954	743,854
Rent Expense	198,498	141,246
General and administrative expenses	336,116	228,573
Depreciation and amortization	244,216	240,857
Total operating expenses	2,252,301	1,975,601

Loss from operations	(1,064,085)	(1,024,470)

Other income (expenses):
Interest expense, net	(65,118)	(96,757)
Amortization of Debt Discount	(4,646)	-
Forgiveness of Debt	43,943	-
Gain or (Loss) on note conversion	35,452	-
Total other income (expenses)	9,631	(96,757)

Loss before provision for income taxes	(1,054,454)	(1,121,227)

Income taxes	-	-

Net loss	$(1,054,454)	$(1,121,227)

(The accompanying notes are an integral part of these consolidated financial statements.)

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The Good Earth Organics, Inc.
Consolidated Statement of Changes in Equity
For the Years Ended December 31, 2020 and 2019

	Series Seed Preferred Stock		Common Stock		Additional Paid in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2018	480,000	$48	12,000,000	$1,200	$1,720,501	$(532,349)	$1,189,400

Sale of series seed convertible preferred stock	315,000	32	-	-	314,968.00	-	315,000

Common stock issued for services	-	-	368,500	37	368,463	-	368,500

Stock based compensation	-	-	-	-	87,168	-	87,168

Net loss	-	-	-	-	-	(1,121,227)	(1,121,227)

Balance at December 31, 2019	795,000	$80	12,368,500	$1,237	$2,491,100	$(1,653,576)	$838,841

Sale of series seed convertible preferred stock	145,000	15		-	144,985	-	145,000

Common stock issued for services	-	-	121,923	12	121,911	-	121,923

Stock based compensation	-	-	-	-	79,195	-	79,195

Conversion of Note to common stock	-	-	256,148	25	256,122	-	256,147

Conversion of series seed shares to common stock	(940,000)	(95)	940,000	95	-	-	-

Shares issued to settle dividends declared			65,796	6	62,593	-	62,599

Deemed Dividend	-	-	-	-	-	(62,599)	(62,599)

Net loss	-	-	-	-	-	(1,054,454)	(1,054,454)

Balance at December 31, 2020	-	$-	13,752,367	$1,375	$3,155,906	$(2,770,629)	$386,652

(The accompanying notes are an integral part of these consolidated financial statements.)

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The Good Earth Organics, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,054,454)	$(1,121,227)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	244,216	240,857
Stock based compensation	201,118	455,668
Debt discount	4,646	3,699
Gain or (Loss) on note conversion	(35,452)	-
Interest expense	21,600
(Increase) decrease in:
Accounts receivable	(1,091)	4,932
Prepaids	(218,784)	(19,568)
Inventory	(46,188)	719,076
Increase (decrease) in:
Accounts payable and accrued liabilities	29,631	(71,030)
Deferred revenue	77,859	(13,408)
Net cash provided by (used in) operating activities	(776,899)	198,999

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(12,280)	(23,710)
Net cash (used in) provided by investing activities	(12,280)	(23,710)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sales of Series Seed Preferred stock	145,000	315,000
Proceeds from convertible note	-	270,000
Repayments of note payables	526,151	(472,688)
Repayments of line of credit	50,000	(150,000)
Repayments of capital lease	(10,920)	(3,122)
Net cash (used in) provided by financing activities	710,231	(40,810)

Net increase in cash and cash equivalents	(78,948)	134,479
Cash and cash equivalents, beginning of year	459,160	324,681
Cash and cash equivalents, end of year	$380,212	$459,160

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$28,148	$86,184
Income taxes	$-	$-

SUPPLEMENTAL DISCLOSURES OF NON CASH TRANSACTIONS:
Common stock issued for conversion of Notes Payable	$256,147	$-
Common stock issued for conversion of Series seed preference shares	$1,005,796	$-

(The accompanying notes are an integral part of these consolidated financial statements.)

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The Good Earth Organics, Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019

Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Business

GEO Holdings LLC (the “Company”) and its wholly-owned subsidiary The Good Earth Organics Supply LLC (the “Subsidiary”) were formed on April 22, 2016. On July 13, 2016, with an effective date of April 1, 2016, the assets of The Good Earth Organics LLC were acquired by the Subsidiary. The Good Earth Organics LLC began business in 2008 and is headquartered in Cave Junction, Oregon. On October 18, 2018, GEO Holdings LLC changed its name to The Good Earth Organics, Inc. and incorporated it in Delaware.

The Company manufactures, distributes, and retails a line of certified organic potting soils and organic soil nutrients. The Company’s two retail/distribution locations also sell certain organic gardening products manufactured by third parties, such as organic fertilizers and organic nutrients, as well as other products such as tools and lighting products. Customers typically order bulk products digitally or on-site and either pick up orders during their visit or arrange for delivery. In some cases, the Company subcontracts with local trucking companies to transport large orders to the customer’s premises, at the customer's expense.

The Company’s served market generally includes customers located in southern Oregon and northern California. A majority of the Company’s customers grow cannabis and/or hemp.

Shipping policy

Shipping costs are included in the inventory, along with material, when received. As products are manufactured and sold, shipping costs are included in material costs in COGS. For the years ended December 31, 2020 and 2019, expenses were $258,305 and $26,640, respectively.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities, and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company has a limited operating history and a reliance on financing for operations, which raises substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis may be dependent upon, among other things, additional financings. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Significant estimates include the useful lives of long-lived assets, amortization of intangible assets, inventory allowance, revenue recognition, and equity-based transactions.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

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Accounts Receivable

Accounts Receivable is stated at the amount management expects to collect. The Company evaluates its allowance for doubtful accounts monthly. Account balances are written-off against the allowance when it is probable that the receivable will not be recovered. The Company recorded an allowance for doubtful accounts of $0 as of December 31, 2020 and 2019.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents.

The Company maintains cash deposits with banks that at times exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with more than one high-quality financial institution. The Company does not believe that, as a result of this concentration, it is subject to any unusual financial risk beyond the normal risk associated with commercial banking relationships. There were no losses recognized related to the amounts in excess of FDIC. Cash deposits held at financial institutions in excess of FDIC insured amounts of $250,000, as of December 31, 2020 and 2019, was $0 and $170,164 respectively.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value.

Inventory is made up of Raw materials, Finished Goods, and Resale products. There is no WIP due to mixing Raw materials that become FG on the same day with no material still in process. As of December 31, 2019: Raw - $359,103, Finished Goods - $12,686 and Resale goods – $479,324. As of December 31, 2020 inventory levels were: Raw - $330,095, Finished Goods - $56,915 and Resale goods - $510,294. No impairment or obsolescence inventory was recorded in either 2019 or 2020.

As of December 31, 2020 and 2019, inventory amounts to $897,303 and $851,115.

Property and Equipment

Property and equipment are stated at cost. The Company records depreciation on a straight-line basis over the estimated lives of the assets which are five to seven years for warehouse equipment, three to seven years for furniture, fixtures, and office equipment. Leasehold improvements are amortized over the life of the related lease. The costs of repair and maintenance are expenses as incurred and improvements that extend the useful life of the assets are capitalized.

Intangible Assets and Goodwill

The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC 805, “Business Combinations,” where the total purchase price is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available and may be adjusted, up to one year from the acquisition date, after obtaining more information regarding, among other things, asset valuations, liabilities assumed, and revisions to preliminary estimates. The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill.

The Company tests intangible assets and goodwill for impairment in the fourth quarter of each year and whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable. The Company has $972,819 in goodwill in connection with its acquisition of the assets and certain liabilities of The Good Earth Organics, LLC in April 2016. In accordance with its policies, the Company performed a qualitative assessment of goodwill as of December 31, 2020 and 2019, determined there is no impairment of goodwill.

Long-Lived Assets

The Company reviews its property and equipment and any identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for impairment is required to be performed by management at least annually. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted operating cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

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Revenues

For revenue from product sales, the Company recognizes revenue in accordance with Financial Accounting Standards Board “FASB” Accounting Standards Codification “ASC” 606. A five-step analysis must be met as outlined in Topic 606: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when (or as) performance obligations are satisfied. Revenues consist primarily of product sales and are net of promotional discounts if any. Promotional discounts include discounts related to a reduction in selling price for higher-volume purchases that are applied at the time of sale. Product returns are accounted for as reductions in sales. There is no provision for sales returns recorded at December 31, 2020 and 2019, because the Company has estimated this amount not to be significant. The majority of the Company’s sales are made either in advance or are paid for at the time of the order with a credit card or cash. Revenue is recognized at the time warehouse goods are picked up by the customer or delivered to the customer.

Deferred revenue occurs when a customer pays for goods not yet delivered. Revenue is not recognized at the point payment is made instead, revenue is deferred until goods are delivered. Deferred revenue is recorded as a liability. They are recorded on the balance sheet in two different accounts. One account is for payments made on a specific product to be delivered (Deferred Revenue account) a second account tracks money paid for a sale not delivered which is for no specific product (Customer Deposits account). When delivery is made revenue is removed from deferred revenue to the Income Statement as a fully recognized sale. For two accounts the total Deferred Revenue balance as of December 31, 2020 and 2019, were $97,954 and $69,657.

Total revenue reported for the years ended December 31, 2020 and 2019 was $4,451,730 and $3,088,256.

Deferred Rent

The Good Earth Organics, Inc. has entered into operating lease agreements which contain provisions for future rent increases and period in which rent payments are abated. The total amount of rental payments due over the lease term is charged to Office Rent Expense on the straight-line method over the term of the lease. The difference between rent expense and the amount paid is credited to Deferred Rent Liability.
Deferred rent liability recognized as of December 31, 2020 and 2019, was $49,562 and $0.

Cost of Revenues

Included in the Cost of revenue are Material, Freight-In, Direct Labor, and Overhead supplies. Direct Labor is the payroll dollars for those that work directly in the manufacturing process.

Advertising

The Company's advertising costs are expensed as incurred. Advertising expenses were $291,893 and $138,115 for the years ended for December 31, 2020 and 2019

Stock-Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award as measured on the grant date. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period.

Income taxes

The Company follows Accounting Standards Codification subtopic 740-10, Income Taxes (“ASC 740-10”) for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability during each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets and liabilities are classified as current.

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Management has evaluated and concluded that there are no material tax positions requiring recognition in the Company’s consolidated financial statements as of December 31, 2020 and 2019. The Company does not expect any significant changes in its unrecognized tax benefits within the year ended of the reporting date. The Company’s 2016, 2017, 2018, and 2019 tax returns remain open for audit by Federal and State taxing authorities.

The Company’s policy is to classify assessments, if any, for tax-related interest as interest expense and penalties as general and administrative expenses in the statement of operations.

From inception to October 17, 2018, the Company elected to be treated under the Internal Revenue Code as a Limited Liability Company (LLC). As a limited liability company, the Company’s taxable income or loss is allocated to members in accordance with their respective percentage ownership. On October 18, 2018, GEO Holdings LLC converted to a C-Corporation.

Fair Value of Financial Instruments

Disclosures about the fair value of financial instruments require disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of December 31, 2020, the amounts reported for cash, accrued interest, and other expenses, and notes payable approximate the fair value because of their short maturities. We account for financial instruments measured as fair value on a recurring basis under ASC Topic 820. ASC Topic 820 defines fair value, established a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 established a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

●
Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

●
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

NOTE 2 - RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers” to supersede previous revenue recognition guidance under current U.S. GAAP. The guidance presents a single five-step model for comprehensive revenue recognition that requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Two options are available for implementation of the standard which is either the retrospective approach or cumulative effect adjustment approach. The guidance becomes effective for annual reporting periods beginning after December 15, 2018, and interim periods beginning after December 15, 2019. The adoption of this standard had no material impact on the Company’s financial statements.

In February 2016, the FASB issued ASU No. 2016-2, which creates ASC Topic 842, “Leases”. This update increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This guidance is effective for non-public entities for periods beginning after December 15, 2021. The Company is currently assessing the impact of implementing the new guidance.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. Historically, there has been diversity in practice in how certain cash receipts/payments are presented and classified in the statement of cash flows under Topic 230. The purpose of the update is to reduce the existing diversity in practice by clarifying the presentation of certain types of transactions. The amendments in this Update are effective for non-public entities for fiscal years beginning after December 15, 2018. Early adoption is permitted. The adoption of this standard had no material impact on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

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NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2020 and 2019.

	2020	2019
Equipment	$1,003,029	$991,137
Leasehold improvements	391,922	391,922
Office furniture and equipment	69,805	68,517
Subtotal	1,464,756	1,451,576
Accumulated depreciation	(950,904)	(706,588)
Property and equipment, net	$513,852	$744,988

Depreciation of property and equipment expensed totaled $243,416 and $239,697 for the years ended December 31, 2020 and 2019.

NOTE 4 – ACQUISITION NOTES PAYABLE, LINE OF CREDIT & NOTES PAYABLE

The Company has entered into several secured promissory notes related to the acquisition of various equipment with an aggregate original principal of $627,816. The note obligations are payable generally from a minimum of thirty-six (36) to sixty (60) monthly installments with interest ranging from 2.7% to 8% per annum. As of December 31, 2020 and 2019, the aggregate principal balance outstanding was $127,395 and $249,224, respectively.

In accordance with a change of control transaction, on July 12, 2016, the company executed an acquisition note totaling $853,000 which is payable over six (6) years. The acquisition note is subject to a subordination agreement to the Wells Fargo Bank. As of December 31, 2020 and 2019, the aggregate principal balance outstanding was $ 399,009 (of which $125,128 were current liabilities) and $531,537 (of which $120,222 were current liabilities) respectively.

On July 12, 2016, the Company entered into two (2) secured note agreements with Wells Fargo Bank. The aggregate principal amount of the original note agreements totaled $1,015,000, including a line of credit with maximum availability of $350,000 and a term loan with an initial balance of $685,000. The line of credit includes an interest of 7.5% with a maturity date of November 9, 2020. The term loan is payable in one hundred and eighteen (118) monthly installments of $7,396. As of December 31, 2020 and 2019, the aggregate principal balance outstanding on the term loan and line of credit was $426,342 and $250,000 and $491,488 and $200,000. During the year 2020, a pandemic virus broke out. Companies were allowed the forgiveness of debt to continue operations. This forgiveness period was for a six-month period of time. The Good Earth Organics, Inc. received the benefit of the forgiveness in the amount of $43,943 recorded as other income.

On April 23, 2020, the Company borrowed $170,724 under the Paycheck Protection Program. Interest accrues at 1% and the loan is due in two years. Payments are to be paid monthly, however, the first six months payments are deferred but not waived. A portion of the loan could be forgiven provided 75% of the proceeds are used for payroll. Subsequently, in June 2020, the covered period for the loan forgiveness was extended from eight weeks to 24 weeks and the forgiveness amount was updated for 60% of the proceeds to be used for payroll. On August 27, 2020, U.S. Small Business Administration authorized a loan in the amount of $150,000 upon condition that Installment payments, including principal and interest, of $731.00 Monthly, will begin12 months from the date of the promissory note. The balance of principal and interest will be payable 30 years from the date of the promissory note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds advanced from the date of each advance.

The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants include all accessions, attachments, accessories, parts, supplies, and replacements for the Collateral, all products, proceeds, and collections thereof, and all records and data relating thereto.

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On December 1, 2020, the Company entered into seven (7) note agreements with The Tolleson Family Trust, Henry Spiller, John Sheets, Andrew Dragoumis, Roger Olson, Tim Brien, and Timothy Clark. The aggregate principal of all the notes totals $525,000. The interest rate on these notes is eighteen percent (18%) per annum for the first six months and increases each month thereafter by 25 basis points (0.25%) until the Maturity Date of December 1, 2021. All principal and interest will be paid on or before the Maturity Date.

Notes and Lines of Credit balance as of December 31, 2020 and 2019, were $2,048,400 (of which $ 1,152,407 were current liabilities) and $1,672,249 (of which $507,526 were current liabilities). Interest expense related to Notes and Lines of Credit for the years ended December 31, 2020 and 2019, were $65,121 and $96,189 respectively.

Aggregate maturities of notes payable as of December 31, 2020, are as follows:

	Notes Payable	Acquisition Note	Total
2021	$777,279	$125,128	$902,407
2022	283,660	273,911	557,571
2023	92,287		92,287
2024	92,402		92,402
2025	16,049		16,049
Thereafter	137,684		137,684
Sub total	1,399,361	399,039	1,798,400
Debt discount	-	(8,477)	(8,477)
Total	1,399,361	390,562	1,789,923
Less: current portion	(777,279)	(125,128)	(902,407)
Total long-term	$622,082	$265,434	$887,515

NOTE 5 – CONVERTIBLE NOTE

On December 31, 2019, the Company entered into a convertible note agreement for a principal balance of $270,000. The note matures on December 31, 2020, and bears interest at 8%. The note will automatically convert if the Company has an arms-length equity financing of not less than $500,000 (“Qualified Financing”). The note is convertible for the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $16,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing. In the event that the Company has not determined a Qualified Financing by the maturity date, the Company shall (i) repay the note holder in cash an amount equal to the outstanding principal amount of this note plus any unpaid accrued interest on the original principal or (ii) at the election of the note holder exercised in writing at least five (5) days prior to the maturity date, convert the outstanding principal balance of this note and any unpaid accrued interest into the share of the Company’s common stock at a conversion price equal to the quotient resulting from dividing $12,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the maturity date.

On December 31, 2020, the principal balance of the Note of $270,000 and accrued interest of $21,600 were converted into common stock for 256,148 shares at a price of $1 per share and recognized a gain for $35,452 on conversion.

NOTE 6 – CAPITAL LEASES

On February 25, 2018, the Company signed two three-year leases for point-of-sale system and equipment. The aggregate gross contract amount was $45,485. Interest associated with the leases ranges from 14.23% - 18.33%. As of December 31, 2020 and 2019, the amount outstanding was $21,288 and $32,208.

The following is a schedule of future minimum lease payments for the fiscal years ended December 31.

Capital Lease
2021	10,256
2022	9,897
2023	1,135
$21,288

NOTE 7 - CUSTOMER DEPOSITS

Customer deposits consist of cash and cleared credit card transactions received from customers which are recorded as a liability until the products are shipped and/or picked up by the customer. As of December 31, 2020 and 2019, customer deposits totaling $67,124 and $69,655.

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NOTE 8 - COMMITMENTS AND CONTINGENCIES

Operating leases

On July 1, 2016, the Company entered into an addendum to a rental agreement between the Company’s predecessor and Paul T. Weller, in Cave Junction, Oregon. This property serves as the Company’s principal offices, a retail store, and a site to manufacture products. The term of the lease is for six (6) years with an option to renew for four (4) additional years. The initial monthly lease rate is $2,000 a month and the monthly lease payment shall increase each year by $100.

On July 1, 2016, the Company entered into a lease with Josephine County/Illinois Valley Airport. This property serves as a means for the storage of inventory as well as a site to manufacture products. The term of the lease is for ten (10) years and the Company has the option to renew for an additional five (5) years. The monthly rental amount is $1,476 with annual increases on January 1 based on the Portland Oregon Consumer Price Index.

On March 15, 2017, the Company entered into a lease with Copeland Paving, Inc. This property serves as a means for the storage of inventory as well as a site to manufacture products. The property is located in Murphy, Oregon. The term of the lease is month to month and the monthly amount is $2,000.

Office rent expensed for years ended December 31, 2020 and 2019, was $190,776 and $139,882.

Related Party Lease:

The Company entered into a ten-year lease on April 17, 2017, with Murphy RE Holding LLC, an entity wholly owned by one of the Company’s shareholders. The Company is leasing a retail/distribution location in Murphy, Oregon with an initial triple-net monthly lease obligation of $4,000 per month with an annual increase of 5%.

The following is a schedule of future minimum lease payments for the fiscal years ended December 31.

	Operating lease	Related party lease	Total
2021	55,980	57,418	113,398
2022	57,499	60,289	117,789
2023	59,023	63,304	122,326
2024	60,550	66,469	127,019
Thereafter	93,690	167,895	261,585
	$326,743	$415,375	$742,118

Litigation

The Company may, from time to time, become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. The Company is currently not aware of any such legal proceedings that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, or operating results.

The World Health Organization declared the COVID-19 outbreak as a global health emergency. During the year ended December 31, 2020, the pandemic did not have a material impact on the company’s operations. There was no material impact on its assets. The company has taken steps to minimize the potential impact of the pandemic including safety measures with respect to personal protective equipment, the reduction in travel, and the implementation of a virtual office including regular video conference meetings when possible. Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that the pandemic will have on the company’s business, balance sheet, and operating results in the future. The company is closely monitoring the impact of the pandemic on all aspects of its business.

NOTE 9 – RELATED PARTY TRANSACTIONS

Two of the shareholders personally guarantee the Company’s (i) credit cards, (ii) senior debt obligations, and (iii) a number of the Company’s agreements with suppliers.

Two of the shareholders receive 1.5% of revenue, in total, as a management fee for management services they provided to the Company. Total expense for the years ended December 31, 2020 and 2019, was $66,624 and 14,339.

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NOTE 10 - EQUITY

The Company is authorized to issue 15,000,000 shares of common stock at $0.0001 par value per share and 1,250,000 shares of preferred stock at $0.0001 per share. The 1,250,000 shares of preferred stock are designated as Series Seed Preferred Stock.

Common Stock:

In July 2019, in connection with a settlement to an advisory agreement, the Company issued 170,000 shares of common stock. Each share of common stock was valued at $1. The total expense for the year was $170,000.

Over the course of the year 2019, The Company issued an aggregate of 198,500 shares of common stock to its employees. Each share of common stock was valued at $1. An additional 18,500 shares of common stock were granted to employees that are to vest over a twelve-month period. The total expense for the year relating to common stock issued to employees was $198,500.

For the year 2020, the Company issued an aggregate of 121,923 shares of common stock previously issued to its employees vested. The total expense for the year relating to the vesting of common stock issued to employees was $121,923.

On December 31, 2020, the principal balance of the Note of $270,000 and accrued interest of $21,600 were converted into common stock for 256,148 shares at a price of $1 per share and recognized a gain for $35,452 on conversion.

Series Seed:

The Series Seed Preferred Stock accrues dividends at the rate of 4% per annum. Dividends shall be payable only when declared by the Board of Directors. Additionally, the Series Seed Preferred Stock is convertible into common stock on a 1:1 basis. The Series Seed Preferred Stock has liquidation, dissolution, and winding up preference rights. The liquidation preference and redemption rights for the benefit of the holders of the Series Seed Preferred Stock, upon the occurrence of certain contingent events, are considered solely within the Company's control. Accordingly, management determined that the Series Seed Preferred Stock is to be presented as an equity instrument.

During the year ending December 31, 2020, the Company issued an aggregate of 145,000 shares of Series Seed Preferred Stock for proceeds of $145,000.

As of December 31, 2020, the Company had $65,796 in dividend arrears. On December 31, 2020, company declared and settled the dividend by issuing the 65,976 shares as payment-in-kind.

On December 31, 2020, the Company converted 940,000 outstanding shares of Series Seed Preferred Stock in accordance with terms of the underlying Certificate of Designation. The conversion resulted in the issuance of 940,000 shares of the Company’s common stock. In addition, the Company issued 65,796 shares of common stock as payment-in-kind for dividends that were accrued to shareholders of Series Seed Preferred Stock.

NOTE 11 – STOCK OPTIONS

Below is a summary of the stock option activity for the years ended December 31, 2020 and 2019:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2019	825,000	$0.60	3.30	$326,700
Grants	375,000	1.00	9.48	-
Exercised	-	-	-	-
Forfeited/expired	491,795	0.53	8.67	$231,413
Outstanding at December 31, 2020	708,205	$0.87	9.00	$95,288
Exercisable at December 31, 2020	292,868	$0.67	8.52	$95,288

DRAFT

The following table presents information related to stock options as of December 31, 2020:

Options Outstanding			Options Exercisable
		Weighted
		Average	Exercisable
Exercise	Number of	Remaining Life	Number of
Price	Options	In Years	Options
$0.01	96,250	8.2	96,250
$1.00	611,955	9.1	196,618
	708,205		292,868

As of December 31, 2020, the Company had 708,205 outstanding options and 2,353,185 options were reserved for future issuance.

Total stock-based compensation expense relating to stock options was $79,195 for the years ended December 31, 2020. As of December 31, 2020, the Company had approximately $208,977 of unrecognized stock-based compensation costs related to unvested options. Unrecognized stock-based compensation expense related to outstanding unvested stock options are as follows:

2021	77,158
Thereafter	131,819
Total	$208,977

The fair value of stock-based payment awards was estimated using the Black-Scholes option model with a volatility figure derived using the historical stock prices of Grow Generation and The Scotts Miracle-Gro. The Company accounts for the expected life of options based on the contractual life of options. The risk-free interest rate was determined from the implied yields of U.S. Treasury zero-coupon bonds with a remaining life consistent with the expected term of the options.

The following assumptions were used in determining the fair value of employee options for the year ended December 31, 2020: Exercise price $1.00; Risk-free interest rate 0.34% to 0.39%; Dividend yield 0%; Stock price volatility 53.12%; Expected life 2.5 to 4 years; Weighted average grant date fair value $0.60 to $0.61.

The following assumptions were used in determining the fair value of employee options for the year ended December 31, 2019: Exercise price $1.00; Risk-free interest rate 1.47% to 2.48%; Dividend yield 0%; Stock price volatility 24.27%; Expected life 3 to 4 years; Weighted average grant date fair value $0.20 to $0.99.

NOTE 12 – INCOME TAXES

For the years ended December 31, 2020 and 2019, the Company’s effective tax rate was as follows:

Income tax expense differs from the amounts estimated by applying the statutory income tax rates to income before income taxes as follows:

	2020	%	2019	%
Income at Federal tax at statutory rates	$(203,070)	21.00%	$(210,000)	21.00%
Income at State tax at statutory rates	(63,822)	6.60%	(62,000)	6.20%

Increase (decrease) in tax due to:
Change in valuation allowances	266,892	-27.60%	272,000	-27.20%
Provision for income taxes	$-	0.00%	$-	0.00%

DRAFT

The deferred tax assets and liabilities are comprised of the following:

	2020	2019
Net operating loss carryovers	$538,892	$272,000
Valuation allowance	(538,892)	(272,000)
Asset (Liability)	$-	$-

As of December 31, 2020, the Company had approximately $1.0 million of federal and state net operating loss carryovers (“NOLs”). The valuation allowance increased by approximately $266,892 for the year ended December 31, 2020. From inception to October 17, 2018, the Company elected to be treated under the Internal Revenue Code as a Limited Liability Company (LLC). As a limited liability company, the Company’s taxable income or loss is allocated to members in accordance with their respective percentage ownership.

The Company, after considering all available evidence, fully reserved its deferred tax assets since it is more likely than not that such benefits may be realized in future periods. The Company has not yet established that it can generate taxable income. The Company will continue to evaluate its deferred tax assets to determine whether any changes in circumstances could affect the realization of their future benefit. If it is determined in future periods that portions of the Company’s deferred tax assets satisfy the realization standards, the valuation allowance will be reduced accordingly.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through June 14, 2021, which is the date the financial statements were available to be issued.

On March 2, 2021, the Board of Directors approved and adopted the 2019 Stock Option Plan of the Company (the “Plan”), pursuant to which 3,500,000 shares of the Company’s Common Stock, par value $.0001 per share, are reserved for issuance pursuant to the Plan. The Plan shall continue for 10 years from March 2, 2021, unless terminated earlier pursuant to its terms.

DRAFT

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1
Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A, filed with the SEC on September 16, 2020).

2.2	Bylaws (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

3.1	Voting Agreement dated October 19, 2018 (incorporated by reference to Exhibit 3.1 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

3.2	Investors’ Rights Agreement dated October 19, 2018 (incorporated by reference to Exhibit 3.2 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U, filed with the SEC on October 1, 2020).

6.1
Series Series A Preferred Stock Purchase Agreement dated October 19, 2018 (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

6.2	Series A Preferred Stock Purchase Agreement dated November 18, 2019 (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

6.3	Lease Agreement dated April 19, 2017 (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

6.4	Convertible Promissory Note dated December 31, 2019 (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

6.5
Management Agreement by and among ESCP Management LLC, Cliffside Capital LLC, and GEO Holdings LLC, dated October 1, 2018 (incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

6.6
Employment Agreement by and between the Company and Anthony Luciano, dated December 15, 2020 (incorporated by reference to Exhibit 6.6 to the Company Current Report on Form 1-U, filed with the SEC on January 29, 2021).

8.1
Escrow Agreement by and between SI Securities, LLC, the Company, and The Bryn Mawr Trust Company of Delaware, dated July 14, 2020 (incorporated by reference to Exhibit 8.1 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

11.1 *	Consent of Consent of Fruci & Associates II, PLLC, dated June 23, 2021.

* Filed herewith

DRAFT

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GOOD EARTH ORGANICS, INC.

Date: June 23, 2021	/s/ Anthony Luciano
Anthony Luciano Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Travis Parker	Chief Financial Officer	June 23, 2021
Travis Parker

/s/ Timothy R. Brien	Co-Chairman of the Board of Directors	June 23, 2021
Timothy R. Brien

/s/ Timothy J. Clark	Co-Chairman of the Board of Directors	June 23, 2021
Timothy J. Clark

/s/ Elizabeth Wald	Director	June 23, 2021
Elizabeth Wald